UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

On December 14, 2016, CEMEX, S.A.B. de C.V. (NYSE: CX) (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that CEMEX’s indirect subsidiaries, CEMEX Latam Holdings, S.A. (“CEMEX Latam”) and CEMEX Colombia S.A. (“CEMEX Colombia”), informed the Colombian Stock Exchange (Bolsa de Valores de Colombia) and Colombian Financial Superintendency (Superintendencia Financiera de Colombia) that on December 13, 2016, Corantioquia, the regional environmental agency having oversight over the Maceo project environmental license, notified Central de Mezclas S.A. (“Central de Mezclas”), in turn an indirect subsidiary of CEMEX Latam, that it had adopted the decision to deny the request for modification of the environmental license of the Maceo project to 950.000 Tons per annum on the basis of the superposition of the project with the so called District of Integrated Management (Distrito de Manejo Integrado).

CEMEX Latam had previously reported the decision to postpone the commissioning of the Maceo plant for reasons which have resulted from ongoing audits, including in particular that CEMEX Latam had also determined that the environmental license which was issued for the Maceo project was partially superposed with a so called District of Integrated Management (Distrito de Manejo Integrado), situation which could limit the granting of the on-going modification of the environmental license which seeks to achieve an increase in the proposed production under the project of up to 950.000 tons.

The decision to deny the modification of the environmental license for expanding up to the indicated capacity is subject to appeal during the 10 business days following notification. Central de Mezclas intends to appeal the decision in the upcoming days.

In addition, as previously disclosed by CEMEX Latam, the same environmental agency has requested authorization and consent from Central de Mezclas to reverse the assignment of the environmental license for the project back to C.I. Calizas y Minerales S.A. (“C.I. Calizas y Minerales”), who also holds the corresponding mining title, noting that the environmental license of the project also continues in full force.

CEMEX Latam is awaiting confirmation for the meeting with Corantioquia, which has already been officially petitioned, to evaluate the basis and grounds that the environmental agency has for the request for the reversal of the environmental license back to C.I. Calizas y Minerales. On the basis of this analysis and meeting, CEMEX Latam and its indirect subsidiary Central de Mezclas shall timely take the corresponding legal actions and adopt the required decisions.

In any event, CEMEX Colombia will continue to use and enjoy the land, mining and environmental rights, including the license upon which authorization and consent have been requested to be reverted back to C.I. Calizas y Minerales, under existing contracts entered into with representatives of the Government of Colombia.

CEMEX Latam will continue to work on solving the issues causing the postponement of the commissioning of the plant in order to capture, as soon as reasonably possible, the full benefits of this state of the art facility on its operating efficiencies in Colombia and therefore to contribute to the social and economical development of the region.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	December 14, 2016	By:	/s/ Rafael Garza

Name: Rafael Garza
Title: Chief Comptroller